UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 3)*


                              JOHNSON OUTDOORS INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                 Class A Common Stock, par value $.05 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   479254 10 4
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                Linda L. Sturino
                                 555 Main Street
                                    Suite 500
                             Racine, Wisconsin 53403
                                 (262) 260-4046


--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                  May 22, 2004
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box
|_|

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

------------------------------------          ----------------------------------

CUSIP NO. 479254 10 4                                  PAGE 2 OF 9 PAGES
------------------------------------          ----------------------------------

---------- ---------------------------------------------------------------------
           NAME OF REPORTING PERSON
    1      Helen P. Johnson-Leipold

           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

---------- ---------------------------------------------------------------------
           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
    2                                                              (a)  [ x]
                                                                   (b)  [  ]
---------- ---------------------------------------------------------------------
    3      SEC USE ONLY


---------- ---------------------------------------------------------------------
    4      SOURCE OF FUNDS (See Instructions)
           SC and BK
---------- ---------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) or 2(e)                                          [  ]

---------- ---------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION
           United States
---------------------------- -------- ------------------------------------------
                                7     SOLE VOTING POWER
          NUMBER                      808,155 shares (1)(2)
            OF
                             -------- ------------------------------------------
          SHARES                8     SHARED VOTING POWER
       BENEFICIALLY                   1,329,308 shares (2)
           OWNED
                             -------- ------------------------------------------
            BY                  9     SOLE DISPOSITIVE POWER
           EACH                       808,155 shares (1)(2)
         REPORTING
                             -------- ------------------------------------------
          PERSON               10     SHARED DISPOSITIVE POWER
           WITH                       1,329,308 shares (2)
---------- ---------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           2,137,463 shares (1)(2)
---------- ---------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES (See Instructions)                                      |X|
           See Item 5
---------- ---------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           22.7% of the Class A Common Stock (1)(2)(3)
---------- ---------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON (See Instructions)
           IN

---------- ---------------------------------------------------------------------

         (1) Includes options to acquire 655,000 shares of Class A Common Stock that are exercisable within 60 days and the 3,643 shares of Class A Common Stock held in the Reporting Person's 401(k) plan as of November 1, 2003.
         (2) Includes shares of Class B Common Stock beneficially owned by the Reporting Person which are convertible at any time into Class A Common Stock on a one share-for-one share basis.
         (3) Based on 7,553,084 shares of Class A Common Stock and 1,222,297 shares of Class B Common Stock (convertible into shares of Class A Common Stock on a one share-for-one share basis) of Johnson Outdoors Inc. outstanding as of April 14, 2004, as reported on the Johnson Outdoors Inc. Form 10-Q for the fiscal quarter ended April 2, 2004 filed with the Securities and Exchange Commission on May 17, 2004, and 655,000 options held by Ms. Johnson-Leipold to purchase shares of Class A Common Stock that are exercisable within 60 days.

                                  SCHEDULE 13D

------------------------------------          ----------------------------------

CUSIP NO. 479254 10 4                                  PAGE 3 OF 9 PAGES
------------------------------------          ----------------------------------

---------- ---------------------------------------------------------------------
           NAME OF REPORTING PERSON
    1      Imogene P. Johnson

           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

---------- ---------------------------------------------------------------------
           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
    2                                                              (a)  [ x]
                                                                   (b)  [  ]
---------- ---------------------------------------------------------------------
    3      SEC USE ONLY


---------- ---------------------------------------------------------------------
    4      SOURCE OF FUNDS (See Instructions)
           SC and BK
---------- ---------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) or 2(e)                                          [  ]

---------- ---------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION
           United States
---------------------------- -------- ------------------------------------------
                                7     SOLE VOTING POWER
          NUMBER                      32,288 shares
            OF
                             -------- ------------------------------------------
          SHARES                8     SHARED VOTING POWER
       BENEFICIALLY                   3,416,859 shares (1)
           OWNED
                             -------- ------------------------------------------
            BY                  9     SOLE DISPOSITIVE POWER
           EACH                       32,288 shares
         REPORTING
                             -------- ------------------------------------------
          PERSON               10     SHARED DISPOSITIVE POWER
           WITH                       3,416,859 shares (1)
---------- ---------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           3,449,147 shares (1)
---------- ---------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
           (See Instructions)                                            |_|
           See Item 5
---------- ---------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           39.3% of the Class A Common Stock (1)(2)
---------- ---------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON (See Instructions)
           IN

---------- ---------------------------------------------------------------------

         (1) Includes 1,062,330 shares of Class B Common Stock beneficially owned by the Reporting Person which are convertible at any time into Class A Common Stock on a one share-for-one share basis.
         (2) Based on 7,553,084 shares of Class A Common Stock and 1,222,297 shares of Class B Common Stock (convertible into shares of Class A Common Stock on a one share-for-one share basis) of Johnson Outdoors Inc. outstanding as of April 14, 2004, as reported on the Johnson Outdoors Inc. Form 10-Q for the fiscal quarter ended April 2, 2004 filed with the Securities and Exchange Commission on May 17, 2004.

                                  SCHEDULE 13D

------------------------------------          ----------------------------------

CUSIP NO. 479254 10 4                                  PAGE 4 OF 9 PAGES
------------------------------------          ----------------------------------

---------- ---------------------------------------------------------------------
           NAME OF REPORTING PERSON
    1      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

           Samuel C. Johnson 1988 Trust Number One u/a September 14, 1988 20-6217605

---------- ---------------------------------------------------------------------
           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
    2                                                              (a)  [ x]
                                                                   (b)  [  ]
---------- ---------------------------------------------------------------------
    3      SEC USE ONLY


---------- ---------------------------------------------------------------------
    4      SOURCE OF FUNDS (See Instructions)
           SC and BK
---------- ---------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) or 2(e)                                          [  ]

---------- ---------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION
           Wisconsin
---------------------------- -------- ------------------------------------------
                                7     SOLE VOTING POWER
          NUMBER                      0 shares
            OF
                             -------- ------------------------------------------
          SHARES                8     SHARED VOTING POWER
       BENEFICIALLY                   3,416,859 shares (1)
           OWNED
                             -------- ------------------------------------------
            BY                  9     SOLE DISPOSITIVE POWER
           EACH                       0 shares
         REPORTING
                             -------- ------------------------------------------
          PERSON               10     SHARED DISPOSITIVE POWER
           WITH                       3,416,859 shares (1)
---------- ---------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           3,416,859 shares (1)
---------- ---------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
           (See Instructions)                                          |X|
           See Item 5
---------- ---------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           38.9% of the Class A Common Stock (1)(2)
---------- ---------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON (See Instructions)
           OO*

---------- ---------------------------------------------------------------------

         *The Reporting Person is a trust.
         (1) Includes shares of Class B Common Stock beneficially owned by the Reporting Person which are convertible at any time into Class A Common Stock on a one share-for-one share basis.
         (2) Based on 7,553,084 shares of Class A Common Stock and 1,222,297 shares of Class B Common Stock (convertible into shares of Class A Common Stock on a one share-for-one share basis) of Johnson Outdoors Inc. outstanding as of April 14, 2004, as reported on the Johnson Outdoors Inc. Form 10-Q for the fiscal quarter ended April 2, 2004 filed with the Securities and Exchange Commission on May 17, 2004.

                                  SCHEDULE 13D

------------------------------------          ----------------------------------

CUSIP NO. 479254 10 4                                  PAGE 5 OF 9 PAGES
------------------------------------          ----------------------------------


         THIS AMENDMENT NO. 3 TO SCHEDULE 13D is filed jointly by Helen P. Johnson-Leipold ("Ms. Johnson-Leipold"), Imogene P. Johnson ("Ms. Johnson") and the Samuel C. Johnson 1988 Trust Number One u/a September 14, 1988 (the "1988 Trust"). In this Amendment No. 3 to Schedule 13D, Ms. Johnson-Leipold, Ms. Johnson and the 1988 Trust are sometimes individually referred to as a "Reporting Person" and collectively referred to herein as the "Reporting Persons". The Reporting Persons are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the "Act"), with respect to the transaction described in Item 4 of this Schedule 13D and thus are eligible to make a joint filing under Rule 13d-1(k) promulgated under the Act. Except as expressly set forth in this Schedule 13D, each Reporting Person disclaims beneficial ownership of the shares of Class A Common Stock beneficially owned by the other Reporting Person or any other person. The agreement between the Reporting Persons relating to the joint filing of this
Schedule 13D is attached hereto as Exhibit 99.6. This filing shall serve to amend and supplement the Amendment No. 2 to Schedule 13D filed by Ms. Johnson and Mr. Samuel C. Johnson (formerly a Reporting Person, "Mr. Johnson") with the Securities and Exchange Commission (the "SEC") on May 21, 2004 and shall also serve to amend Ms. Johnson's Schedule 13D most recently amended by Amendment No. 2 filed with the SEC on March 23, 2004.

ITEM 2.           IDENTITY AND BACKGROUND.

                  Item 2 is hereby amended and restated in its entirety to read as follows:

         (a) - (b)         Ms. Johnson-Leipold
                           555 Main Street
                           Racine, Wisconsin  53403

                           Ms. Johnson
                           555 Main Street
                           Racine, Wisconsin  53403

                           The 1988 Trust
                           555 Main Street
                           Racine, Wisconsin  53403

         (c) Ms. Johnson-Leipold - Chairman and Chief Executive Officer of the Company.
                           Johnson Outdoors Inc.
                           555 Main Street
                           Racine, Wisconsin  53403

                             Manufacturer and marketer of recreational products.

                           Ms. Johnson - None

                           The 1988 Trust - Not applicable

         (d) - (e) During the last five years, neither of the Reporting
               Persons has been convicted in a criminal proceeding or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                                  SCHEDULE 13D

------------------------------------          ----------------------------------

CUSIP NO. 479254 10 4                                  PAGE 6 OF 9 PAGES
------------------------------------          ----------------------------------

         (f) Ms. Johnson-Leipold and Ms. Johnson are both citizens of the United States. The 1988 Trust is organized under the laws of the State of Wisconsin.

ITEM 4.           PURPOSE OF TRANSACTION.

                  Item 4 is hereby amended as follows:

         On May 22, 2004 Samuel C. Johnson passed away, as a result of which the 1988 Trust, which directly and indirectly holds shares of Class A Common Stock and Class B Common Stock reported herein on pages 3 and 4, became irrevocable. Ms. Johnson became successor co-trustee of and advisor to the 1988 Trust, with authority to participate in, and direct the vote of Company stock held therein in connection with, the Proposal (defined below). Ms. Johnson and the 1988 Trust join this filing as Reporting Persons in support of the February 20, 2004 proposal (the "Proposal") of Ms. Johnson-Leipold and Mr. Johnson, as extended, to acquire all of the outstanding shares of Class A Common Stock and Class B Common Stock of the Company not already owned by the Reporting Persons, members of their family, or entities controlled by the Reporting Persons or members of their family (the "Shares").

         As previously disclosed, the Reporting Persons may consider various alternatives to accomplish the completion of the acquisition of the Shares, including, but not limited to, by means of a tender offer, recapitalization, amendments to the charter, or other actions permitted under applicable law.

         As previously disclosed, the Reporting Persons may also consider various alternative courses of action with respect to the operations, control or ownership of the Company, including, without limitation, taking such action as is necessary to delist the Company from all national securities exchanges and terminate the obligation to file periodic statements in accordance with the Act. The Reporting Persons reserve the right to acquire additional shares of capital stock of the Company or to dispose of all or some of their shares of the Company common stock through privately negotiated and/or open market transactions or to pursue other types of strategic transactions involving the Company.


ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER.

                Item 5 is hereby amended and restated in its entirety to read as follows:

         (a)-(b) Information concerning the amount and percentage of shares of Class A Common Stock beneficially owned by the Reporting Persons is set forth below:


---------------------------- --------------------- ---------------------- ------------------------- -----------------------
     Reporting Person          Sole Voting and       Shared Voting and      Aggregate Beneficial        Percentage of
                              Dispositive Power      Dispositive Power           Ownership            Outstanding Shares
---------------------------- --------------------- ---------------------- ------------------------- -----------------------
Ms. Johnson-Leipold          808,155 (1)(2)        1,329,308 (1)(4)       2,137,463                 22.7%
                                                                          (1)(2)(4)(5)(7)           (1)(2)(3)(4)(5)(7)
---------------------------- --------------------- ---------------------- ------------------------- -----------------------
Ms. Johnson                  32,288                3,416,859 (1)(4)       3,449,147 (1)(4)(6)       39.3% (1)(3)(4)(6)
---------------------------- --------------------- ---------------------- ------------------------- -----------------------
The 1988 Trust               0                     3,416,859 (1)(4)       3,416,859 (1)(4)(5)(6)    38.9%(1)(3)(4)(5)(6)
---------------------------- --------------------- ---------------------- ------------------------- -----------------------

(1) Includes shares of Class B Common Stock which are convertible at any time on a one share-for-one share basis into shares of Class A Common Stock.
(2) Includes options to acquire 655,000 shares of Class A Common Stock, which options are exercisable within 60 days, and 3,643 shares of Class A Common Stock held in Ms. Johnson-Leipold's 401(k) plan as of November 1, 2003.
(3) Based on 7,553,084 shares of Class A Common Stock and 1,222,297 shares of
Class B Common Stock (convertible into shares of Class A Common Stock on a one share-for-one share basis) of Johnson




                                  SCHEDULE 13D

------------------------------------          ----------------------------------

CUSIP NO. 479254 10 4                                  PAGE 7 OF 9 PAGES
------------------------------------          ----------------------------------

Outdoors Inc. outstanding as of April 14, 2004, as reported on the Johnson
Outdoors Inc. Form 10-Q for the fiscal quarter ended April 2, 2004 filed with the Securities and Exchange Commission on May 17, 2004, and with respect to Ms.
Johnson-Leipold, 655,000 options to purchase shares of Class A Common Stock held by Ms. Johnson-Leipold that are exercisable within 60 days.
(4) Ms. Johnson-Leipold, Ms. Johnson and the 1988 Trust share voting and dispositive power over these shares through various trusts, partnerships or other entities with S. Curtis Johnson, H. Fisk Johnson, JWA Consolidated, Inc.
and Johnson Bank. Certain information with respect to such persons is set forth below:


------------------------------------------ ------------------------------------ --------------------------------------
Name and Business Address                  Principal Occupation and Employment  Name, Address and Principal Business
------------------------------------------ ------------------------------------ --------------------------------------
S. Curtis Johnson                               Chairman-Worldwide                      Johnson Diversey
555 Main Street                                    Professional                         1326 Willow Road
Racine, WI 53403                                                                       Sturtevant, WI 53177

Citizenship:  United States
------------------------------------------ ------------------------------------ --------------------------------------
H. Fisk Johnson                                    Chairman                             S.C. Johnson & Son
555 Main Street                                 Chairman of the Board                     1525 Howe Street
Racine, WI 53403                                                                        Racine, WI 53403-2236

Citizenship:  United States
------------------------------------------ ------------------------------------ --------------------------------------
JWA Consolidated, Inc.                               Not Applicable                Holding company for purposes of
555 Main Street                                                                      owning stock of the Company
Racine, WI  53403

State of Organization:  Delaware

------------------------------------------- ------------------------------------ --------------------------------------
Johnson Bank                                         Not Applicable                    Bank and Trust Company
555 Main Street
Racine, WI  53403

State of Organization:  Wisconsin

------------------------------------------ ------------------------------------ --------------------------------------

(5) Excludes 32,288 shares beneficially owned solely by Ms. Johnson as to which Ms. Johnson-Leipold and the 1988 Trust disclaim beneficial ownership
(6) Excludes 808,155 shares beneficially owned solely by Ms. Johnson-Leipold as to which Ms. Johnson and the 1988 Trust disclaim beneficial ownership.
(7) Excludes 2,379,529 shares beneficially owned by the 1988 Trust and Ms.
Johnson as to which Ms. Johnson-Leipold disclaims beneficial ownership.


         During the last five years, none of the above persons has been convicted in a criminal proceeding or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

         (c)-(e). Not Applicable.

                                  SCHEDULE 13D

------------------------------------          ----------------------------------

CUSIP NO. 479254 10 4                                  PAGE 8 OF 9 PAGES
------------------------------------          ----------------------------------

ITEM 7.         MATERIALS TO BE FILED AS EXHIBITS.

                Item 7 is hereby amended as follows:

         Exhibit No.                Title
         -----------                -----

         99.6.                      Joint Filing Agreement.

                                  SCHEDULE 13D

------------------------------------          ----------------------------------

CUSIP NO. 479254 10 4                                  PAGE 9 OF 9 PAGES
------------------------------------          ----------------------------------



                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.





Dated:  June 2, 2004                           /s/ Helen P. Johnson-Leipold
                                               ---------------------------------
                                               Helen P. Johnson-Leipold


Dated:  June 2, 2004                           /s/ Imogene P. Johnson
                                               ---------------------------------
                                               Imogene P. Johnson


Dated:  June 2, 2004                           Samuel C. Johnson 1988 Trust
                                               Number One u/a September 14, 1988


                                               /s/ Imogene P. Johnson
                                               ---------------------------------
                                               Imogene P. Johnson, co-Trustee

                                                                    EXHIBIT 99.6

                             JOINT FILING AGREEMENT

         The undersigned hereby agree that this Amendment No. 3 to the statement on Schedule 13D, with respect to Class A Common Stock of Johnson Outdoors Inc., a Wisconsin corporation, is, and any further amendments to the Schedule 13D signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k)(2) promulgated under the Securities Exchange Act of 1934, as amended. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning her contained herein, but shall not be responsible for the completeness and accuracy of the information concerning the other person, except to the extent that he or she knows or has reason to believe that such information is inaccurate.

         This Joint Filing Agreement may be executed in counterparts, each of which shall for all purposes be deemed to be an original, but all of which shall constitute one and the same instrument.


         IN WITNESS WHEREOF, the undersigned have each executed this Joint Filing Agreement as of this 2nd day of June, 2004.


                                               /s/ Helen P. Johnson-Leipold
                                               ---------------------------------
                                               Helen P. Johnson-Leipold

                                               /s/ Imogene P. Johnson
                                               ---------------------------------
                                               Imogene P. Johnson

                                               Samuel C. Johnson 1988 Trust
                                               Number One u/a September 14, 1988


                                               /s/ Imogene P. Johnson
                                               ---------------------------------
                                               Imogene P. Johnson, co-Trustee